EXHIBIT 99.1

GameSquare Esports Celebrates Super Bowl with Pre-Game Mixer and Whatnot Activation

NFL Athletes and Top Gaming Personalities Come Together for a Weekend of Sports and Video Games in Lead Up to Super Bowl LVI

LOS ANGELES, CA / February 11, 2022 / GameSquare Esports, an international esports and gaming company, is celebrating Super Bowl LVI by bringing games, sports, and pop culture together through in-person and digital activations. To kick off Super Bowl weekend, GameSquare is hosting a Pre-Game Mixer at the iconic Grandmaster Recorders in Hollywood on Friday, February 11. Meanwhile, GCN, a GameSquare Esports company, is partnering with Whatnot to produce the ‘Whatnot Super Show', where Whatnot will give away more than $20,000 in sports memorabilia to fans.

GameSquare's Pre-Game Mixer will see NFL pros, including Ronnie Stanley and Gabe Davis, and top gaming personalities converge at Hollywood's iconic Grandmaster Recorders, a 1970s recording studio converted into a multi-venue experience. Guests can expect to socialize at the rooftop bar with food or drink as they enjoy live music and gaming during Super Bowl Weekend.

On Feb.11, GCN will collaborate with community marketplace Whatnot to produce the ‘Whatnot Super Show,' featuring NFL Players Trevor Lawrence, Deebo Samuel, Todd Gurley II, Gabe Davis, and Julian Okwara. The group of NFL stars will join esteemed sports hobby leader Ryan "CardCollector2" Johnson to give away $20,000 USD in collectible trading cards and sports memorabilia. Fans can tune in to the Whatnot Super Show at https://whatnot.com/live/5b21ebb9-1993-4321-96eb-16dff0549944.

"For over 50 years, the Super Bowl has been the epicenter of football, brands, entertainment, and music," said Justin Kenna, CEO of GameSquare Esports. "Gaming has continued to play a much more prominent role in the evolution of sport in recent years, and GameSquare Esports is helping sports leagues to reach younger audiences. We expect this trend to significantly grow over the years, with gaming and youth culture becoming a mainstay in tentpole sporting events."

About GameSquare Esports

GameSquare Esports Inc. is an international gaming and esports company headquartered in Toronto, Canada. The Company is seeking to acquire additional assets and entities serving the gaming and esports markets and, more broadly, in sports and entertainment. GameSquare owns a portfolio of companies including Code Red Esports Ltd., an esports talent agency serving the UK, Reciprocity Corp. ("Reciprocity"), which provides the Company access to Asia, Latin America and North America, NextGen Tech, LLC (dba as Complexity Gaming), a leading esports organization operating in the United States, and, most recently, Swingman LLC (dba Cut+Sew and Zoned), a gaming and lifestyle marketing agency based in Los Angeles, USA. Reciprocity's gaming and esports assets include: a CrossFire franchise in China that it owns with its partner LGD Gaming, a 40% interest in a League of Legends team that competes in Latin America, and its wholly owned subsidiary corporation, GCN, a digital media company focusing on the gaming and esports audience based in Los Angeles, USA.

Media Contacts
Casey Tamkin
Email: gamesquare@jsapartners.co